N E W S R E L E A S E

December 9, 2016

Nevsun Declares Fourth Quarterly Dividend of 2016

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (Nevsun or the Company) is pleased to advise that its Board of Directors has declared a quarterly cash dividend of US$0.04 per common share (US$0.16 per common share annually).  The dividend is payable on January 13, 2017, to shareholders of record as of the close of business on December 30, 2016.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Program

Nevsun’s dividend reinvestment plan (“DRIP”) allows shareholders to reinvest their cash dividends into additional common shares of Nevsun.

Cliff Davis, Nevsun’s CEO, commented: “Our dividend is core to our capital allocation philosophy.  We encourage investors to sign-up for the DRIP.  Cash not used for dividends will be invested in the world class Timok development project and to generate additional organic growth from our extensive asset portfolio.”

Benefits of the DRIP for Nevsun shareholders:

  Commission free – Shareholders do not pay any costs or commissions.
  Discount to market – Common shares issued at a 3% discount to the market price.
  Full or partial participation – Shareholders can elect to receive all or part of their dividend in shares.
  Participation rights – Shareholders can change their DRIP participation level at any time.

Participation in the DRIP is open to all registered and beneficial shareholders in Canada, the United States and other jurisdictions where participation in the DRIP would not be prohibited or restricted by applicable law. Dividends are paid only when declared by Nevsun’s Board of Directors and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions, or any other terms of the DRIP.

This news release is not an offer to sell or a solicitation of an offer of securities. Nevsun has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that is available electronically under the Company’s profile from EDGAR (www.sec.gov/).

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com